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                                                                   EXHIBIT 99.1

                          BIRTCHER/LIQUIDITY PROPERTIES
                                27611 La Paz Road
                         Laguna Niguel, California 96656

                                   May 6, 1998



Dear Limited Partner:


        Birtcher/Liquidity Properties (the "General Partner") has become aware that Grape Investors, LLC ("Grape") has recently sent an unsolicited tender offer to the limited partners of Damson/Birtcher Realty Income Fund-II, L.P. (the "Partnership") to purchase approximately 10% of the Partnership's outstanding limited partnership interests for approximately $450 per $1,000 of original subscription amount (the "Offer"), reduced by any transfer fees and any Partnership distributions made to you after February 28, 1998.

        The General Partner recommends that you reject the Offer. The General Partner believes that each limited partner should be aware of the factors listed below in making a decision whether to tender to Grape. The factors that the General Partner believes to be significant are:

        o On April 30, 1998, the General Partner accepted an offer to purchase all of the Partnership's
               Properties for $33,680,000 (the "Purchase Offer"),

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Limited Partner
May 6, 1998
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               an amount greater than the most recent appraised value of the properties and more than the high end of the range previously discussed in the 1997 Consent Solicitation. The Purchase Offer anticipates closing in approximately 60-90 days, and is subject to certain customary contingencies, including due diligence review by the purchaser and negotiation of a definitive purchase and sale agreement. Although there can be no assurance that the proposed sale of the properties will be completed, if the sale is completed at the stated price, the limited partners will receive total aggregate sales proceeds of approximately $550 per $1,000 originally invested in the Partnership. Grape's offer is for approximately $450 per $1,000 originally invested, reduced by any transfer fees and any Partnership distributions made after February 28, 1998. In addition to the recent Purchase Offer, the General Partner has received several other indications of interest from prospective purchasers to acquire all of the Partnership's remaining properties in a single transaction. The indications of interest all value


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Limited Partner
May 6, 1998
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               the Partnership's properties on a collective basis at the high end of the range that the General Partner previously discussed in the February 18, 1997 Consent Solicitation.

        o If you tender to Grape, Grape and not you will receive the proceeds from any sale of the Partnership's properties pursuant to the Purchase Offer or other indications of interest or any distributions from operations pending completion of the sale.

        o The General Partner's estimates are based upon a variety of assumptions that are subject to significant uncertainties and contingencies. Such estimates are inherently imprecise and there can be no assurance they can be realized. There can be no assurance as to when or at what price properties will be sold.

        o In the event the properties are not sold pursuant to the Purchase Offer, the timing of property sales and distributions of sale proceeds are and will be


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Limited Partner
May 6, 1998
Page 4



               determined solely by the General Partner. Accordingly, limited partners who do not accept the Offer may not receive any distribution of sale proceeds for a significant period of time following the Offer.

        o The General Partner's estimate of sales proceeds from the Purchase Offer does not take into account Partnership cash reserves, operating expenses or net income or net loss of the Partnership for any period prior to the time the remaining properties are sold, which could affect the amount of sales proceeds available for distribution. Therefore, the actual proceeds to be received by the limited partners may vary materially, up or down, from the estimate.

        o The Offer price of approximately $450 per $1,000 of original investment is below the price of recent bid prices and trade prices on the secondary market for limited partnership interests and, presumably, do not take into account the Purchase Offer, which was only recently agreed to. Limited partners


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Limited Partner
May 6, 1998
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               seeking immediate cash for their interests should check the secondary market prior to making any decision to tender. Please keep in mind that the secondary market itself is an inefficient market that the General Partner does not believe has generally reflected the true value of Partnership interests. Please also keep in mind that the secondary market may not be able to accommodate substantial sales of limited partnership interests over a short period of time at current prevailing prices.

        o The Offer was not discussed with, and is not sponsored or endorsed by, the General Partner. The General Partner did not negotiate on behalf of the limited partners.

        In light of the factors discussed above, the General Partner recommends that you reject the Offer.



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Limited Partner
May 6, 1998
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        If you have any questions about the Offer that you want to address to the General Partner, please call EquiNet Fund Administrators at 888-387-5387.

                                    Very truly yours,



                                    BIRTCHER/LIQUIDITY PROPERTIES